UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

R1 RCM INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

77634L 105

(CUSIP Number)

Glenn Miller
c/o TowerBrook Capital Partners L.P.
Park Avenue Tower
65 East 55th Street, 19th Floor
New York, NY 10022
(212) 699-2200

Copy to:
Steven A. Cohen
Elina Tetelbaum
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000

Christine McCoy
c/o Ascension Health Alliance
101 S. Hanley Road, Suite 450
St. Louis, MO 63105
(314) 733-8000

Copy to:
Stephen A. Infante
Covington & Burling LLP
620 Eighth Avenue
New York, NY 10018
(212) 841-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

June 21, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 77634L 105

1.	NAMES OF REPORTING PERSONS TCP-ASC ACHI Series LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 179,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 179,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 179,754,055 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 39.4% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Consists of 139,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 279,704,879 shares of Old R1 Common Stock outstanding as of May 5, 2022 as reported by Old R1 in its Quarterly Report on Form 10-Q filed with the SEC on May 9, 2022, (2) 135,929,742 shares of Common Stock issued by the Issuer on June 21, 2022 in connection with the consummation of the Transaction and (3) 40,464,855 shares of Common Stock issuable by the Issuer upon exercise of the Warrant (see Note 1).

CUSIP No. 77634L 105
1.	NAMES OF REPORTING PERSONS TCP-ASC GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 179,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 179,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 179,754,055 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 39.4% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 139,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 279,704,879 shares of Old R1 Common Stock outstanding as of May 5, 2022 as reported by Old R1 in its Quarterly Report on Form 10-Q filed with the SEC on May 9, 2022, (2) 135,929,742 shares of Common Stock issued by the Issuer on June 21, 2022 in connection with the consummation of the Transaction and (3) 40,464,855 shares of Common Stock issuable by the Issuer upon exercise of the Warrant (see Note 1).

CUSIP No. 77634L 105
1.	NAMES OF REPORTING PERSONS TI IV ACHI Holdings GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 179,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 179,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 179,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 39.4% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 139,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 279,704,879 shares of Old R1 Common Stock outstanding as of May 5, 2022 as reported by Old R1 in its Quarterly Report on Form 10-Q filed with the SEC on May 9, 2022, (2) 135,929,742 shares of Common Stock issued by the Issuer on June 21, 2022 in connection with the consummation of the Transaction and (3) 40,464,855 shares of Common Stock issuable by the Issuer upon exercise of the Warrant (see Note 1).

(3) TI IV ACHI Holdings GP, LLC disclaims beneficial ownership of 80,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 77634L 105
1.	NAMES OF REPORTING PERSONS TI IV ACHI Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 179,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 179,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 179,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 39.4% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Consists of 139,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 279,704,879 shares of Old R1 Common Stock outstanding as of May 5, 2022 as reported by Old R1 in its Quarterly Report on Form 10-Q filed with the SEC on May 9, 2022, (2) 135,929,742 shares of Common Stock issued by the Issuer on June 21, 2022 in connection with the consummation of the Transaction and (3) 40,464,855 shares of Common Stock issuable by the Issuer upon exercise of the Warrant (see Note 1).

(3) TI IV ACHI Holdings, LP disclaims beneficial ownership of 80,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 77634L 105
1.	NAMES OF REPORTING PERSONS TowerBrook Investors Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 179,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 179,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 179,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 39.4% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 139,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 279,704,879 shares of Old R1 Common Stock outstanding as of May 5, 2022 as reported by Old R1 in its Quarterly Report on Form 10-Q filed with the SEC on May 9, 2022, (2) 135,929,742 shares of Common Stock issued by the Issuer on June 21, 2022 in connection with the consummation of the Transaction and (3) 40,464,855 shares of Common Stock issuable by the Issuer upon exercise of the Warrant (see Note 1).

(3) TowerBrook Investors Ltd. disclaims beneficial ownership of 80,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 77634L 105
1.	NAMES OF REPORTING PERSONS Neal Moszkowski
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 179,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 179,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 179,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 39.4% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 139,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 279,704,879 shares of Old R1 Common Stock outstanding as of May 5, 2022 as reported by Old R1 in its Quarterly Report on Form 10-Q filed with the SEC on May 9, 2022, (2) 135,929,742 shares of Common Stock issued by the Issuer on June 21, 2022 in connection with the consummation of the Transaction and (3) 40,464,855 shares of Common Stock issuable by the Issuer upon exercise of the Warrant (see Note 1).

(3) Neal Moszkowski disclaims beneficial ownership of 80,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 77634L 105
1.	NAMES OF REPORTING PERSONS Ramez Sousou
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.K.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 179,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 179,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 179,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 39.4% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 139,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 279,704,879 shares of Old R1 Common Stock outstanding as of May 5, 2022 as reported by Old R1 in its Quarterly Report on Form 10-Q filed with the SEC on May 9, 2022, (2) 135,929,742 shares of Common Stock issued by the Issuer on June 21, 2022 in connection with the consummation of the Transaction and (3) 40,464,855 shares of Common Stock issuable by the Issuer upon exercise of the Warrant (see Note 1).

(3) Ramez Sousou disclaims beneficial ownership of 80,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 77634L 105
1.	NAMES OF REPORTING PERSONS ASCENSION HEALTH ALLIANCE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 179,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 179,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 179,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 39.4% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Consists of 139,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 279,704,879 shares of Old R1 Common Stock outstanding as of May 5, 2022 as reported by Old R1 in its Quarterly Report on Form 10-Q filed with the SEC on May 9, 2022, (2) 135,929,742 shares of Common Stock issued by the Issuer on June 21, 2022 in connection with the consummation of the Transaction and (3) 40,464,855 shares of Common Stock issuable by the Issuer upon exercise of the Warrant (see Note 1).

(3) Ascension Health Alliance disclaims beneficial ownership of 98,864,730 shares of Common Stock held directly by Series TB (as defined in Item 6 herein).

ITEM 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”) of R1 RCM Inc. (f/k/a Project Roadrunner Parent Inc., a Delaware corporation (“R1” or the “Issuer”).

The Issuer’s executive offices are located at 434 W. Ascension Way, 6th Floor, Murray Utah 84123.

ITEM 2. Identity and Background

This Statement is being filed jointly pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to report the beneficial ownership that the Partnership, TCP-ASC GP, LLC (the “Partnership GP”), TI IV ACHI Holdings GP, LLC (the “Aggregator GP”), TI IV ACHI Holdings, LP (the “Aggregator”), TowerBrook Investors Ltd. (“TowerBrook” and together with the Aggregator GP and the Aggregator, the “TowerBrook Entities”), Neal Moszkowski, Ramez Sousou and Ascension Health Alliance d/b/a Ascension (“Ascension”) (together, the “Reporting Persons”), may be deemed to have acquired pursuant to the Transaction Agreement and Plan of Merger (the “Transaction Agreement”), dated as of January 9, 2022, by and among R1 RCM Holdco Inc. (f/k/a R1 RCM Inc.), a Delaware corporation (“Old R1”), the Issuer, Project Roadrunner Merger Sub Inc., a Delaware corporation (“R1 Merger Sub”), Coyco 1, L.P., a Delaware limited partnership (“Coyco 1”) and Coyco 2, L.P., a Delaware limited partnership (“Coyco 2” and, together with Coyco 1, the “Sellers”), and solely for certain purposes set forth therein, NMC Ranger Holdings, LLC, a Delaware limited liability company, a copy of which is attached as Exhibit 7.1 hereto.

Pursuant to the Transaction Agreement, at Closing (as defined in the Transaction Agreement), which occurred on June 21, 2022, the Partnership acquired from the Issuer (i) 139,289,200 shares of Common Stock in exchange for its 139,289,200 shares of Old R1’s common stock, par value $0.01 (“Old R1 Common Stock”) and (ii) a warrant to acquire up to 40,464,855 shares of Common Stock on the terms and subject to the conditions set forth in the Warrant, dated as of February 16, 2016, by and between Old R1 and the Partnership (the “Warrant”), filed as Exhibit 7.4 hereto, and the Warrant Assignment and Assumption Agreement, dated as of June 21, 2022, by and among Old R1, the Issuer and the Partnership (the “Warrant Assignment Agreement”), filed as Exhibit 7.5 hereto. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that any of the Reporting Persons are beneficial owners of any of the securities covered by this statement.

The Reporting Persons have entered into an agreement relating to the joint filing of this Statement (the “Joint Filing Agreement”) in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act, a copy of which is attached as Exhibit 7.2 hereto. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their respective signatures on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

The Partnership is a Delaware series limited liability limited partnership that was formed for the purpose of purchasing, holding, converting, exercising the rights attached to, and disposing of, securities of the Issuer (the “Investment”). Its registered office is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, and its telephone number is (212) 699-2200. The Partnership’s current business is limited to owning the Common Stock and the Warrant or any shares of Common Stock issued upon an exercise of the Warrant (the “Securities”). The sole general partner of the Partnership is the Partnership GP, and the limited partners of the Partnership are the Aggregator and Ascension.

The Partnership GP is a Delaware limited liability company that was formed to effect the Investment. Its registered office is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, and its telephone number is (212) 699-2200. The Partnership GP has not conducted, nor does it expect to conduct, any business other than in connection with the Investment and the ownership of the Securities. The members of the Partnership GP are the Aggregator and Ascension.

The Aggregator is a Delaware limited partnership that was formed to effect the Investment. Its registered office is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, and its telephone number is (212) 699-2200. The Aggregator has not conducted, nor does it expect to conduct, any business other than in connection with the Investment and the ownership of the Securities. The sole general partner of the Aggregator is the Aggregator GP, and the limited partners of the Aggregator are TowerBrook Investors IV (Onshore), L.P., TowerBrook Investors IV (OS), L.P., TowerBrook Investors IV Executive Fund, L.P., TowerBrook Investors IV (892), L.P. and TowerBrook Investors IV Team Daybreak, L.P. (each, a “TowerBrook Fund” and collectively, the “TowerBrook Funds”).

The Aggregator GP is a Delaware limited liability company that was formed to effect the Investment. Its registered office is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, and its telephone number is (212) 699-2200. The Aggregator GP has not conducted, nor does it expect to conduct, any business other than in connection with the Investment and the ownership of the Securities. The sole member of the Aggregator GP is TowerBrook.

TowerBrook is a Cayman Islands corporation and its principal business is to serve as the general partner or member of various affiliates of investment funds managed or advised by TowerBrook Capital Partners L.P. Its principal business address is 65 East 55th Street, 19th Floor, New York, New York 10022. The directors of TowerBrook are Neal Moszkowski and Ramez Sousou.

Neal Moszkowski is a citizen of the United States and director and, with Ramez Sousou, one of the joint controlling shareholders, of TowerBrook. His principal occupation relates to his position with the TowerBrook Entities and affiliated funds and investment vehicles. His principal business address is 65 East 55th Street, 19th Floor, New York, New York 10022.

Ramez Sousou is a citizen of the United Kingdom and director and, with Neal Moszkowski, one of the joint controlling shareholders, of TowerBrook. His principal occupation relates to his position with the TowerBrook Entities and affiliated funds and investment vehicles. His principal business address is 1 St. James’s Market, Carlton Street, London SW1Y 4AH, United Kingdom.

Ascension is a Missouri not-for-profit corporation that operates the largest non-profit health system in the United States. Ascension’s principal business address is 101 S. Hanley Road, Suite 450, St. Louis, Missouri and its telephone number is (314) 733-8000.

The name, primary business address, citizenship and present principal occupation of each director and executive officer of each Reporting Person is set forth in Schedule A to this Statement, which is incorporated herein by reference.

Except as disclosed herein, none of the Reporting Persons, nor, to the best of any Reporting Person’s knowledge, any director, executive officer or controlling person of any Reporting Person, has, during the last five years, been (a) convicted of a criminal violation (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source or Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Statement is hereby incorporated by reference in this Item 3.

The Reporting Persons may be deemed to have acquired beneficial ownership of the shares of Common Stock reported on this Statement on June 21, 2022 pursuant to the Transaction Agreement. The funding for investment in Old R1 was obtained from the Aggregator from the contributed capital of the investment funds managed or advised by TowerBrook Capital Partners L.P. The funding for the investment in Old R1 was obtained from Ascension from available cash.

ITEM 4. Purpose of the Transaction.

The information set forth in Item 6 of this Statement is hereby incorporated by reference in this Item 4.

Each Reporting Person may be deemed to have acquired beneficial ownership of the shares of Common Stock reported on this Statement on June 21, 2022, pursuant to the Transaction Agreement, and intends to hold such shares for investment purposes. Except as disclosed in this Item 4, none of the Reporting Persons, nor, to the best of any Reporting Person’s knowledge, any director, executive officer or controlling person of any Reporting Person has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Each Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Notwithstanding anything contained herein, each Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to such Reporting Person; developments with respect to the business of such Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market.

The Issuer has requested that the Partnership undertake a discussion with board members unaffiliated with the Partnership about potential transactions to convert or otherwise reduce in whole or in part the Common Stock, including the Common Stock issuable upon exercise of the Warrant. Such discussions may be discontinued or restarted at any time. There can be no assurance as to whether any transaction will be agreed, the terms or the timing of any such transaction.

ITEM 5. Interest in Securities of the Issuer.

(a)            In the aggregate, the Reporting Persons may be deemed to beneficially own, as of the date hereof, an aggregate of 179,754,055 shares of Common Stock, including 40,464,855 shares of Common Stock that may be issued upon the exercise of the Warrant.

(b)            Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to have shared voting, disposition and investment power with respect to the 179,754,055 shares of Common Stock, including the 40,464,855 shares of Common Stock that may be issued upon the exercise of the Warrant. Each of the Aggregator GP, the Aggregator, TowerBrook, Neal Moszkowski and Ramez Sousou disclaims beneficial ownership of 80,899,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein). Ascension disclaims beneficial ownership of 98,864,730 shares of Common Stock held directly by Series TB (as defined in Item 6 herein).

(c)            On June 21, 2022, the Reporting Persons acquired (i) 139,289,200 shares of Common Stock and (ii) a warrant to purchase 40,464,855 shares of Common Stock pursuant to the Warrant and Warrant Assignment Agreement, pursuant to the Transaction Agreement. At the effective time of the Transactions, each outstanding share of Old R1 Common Stock was converted into one share of Common Stock and the Warrant was assigned to and assumed by the Issuer pursuant to the Warrant Assignment Agreement. Other than the shares reported herein, the Reporting Persons did not enter into any transactions in the shares of Common Stock during the past sixty days.

(d)            To the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e)            Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference in this Item 6.

Transaction Agreement

On January 9, 2022, Old R1, Issuer, R1 Merger Sub, and the Sellers entered into the Transaction Agreement, pursuant to which the Issuer agreed to purchase the business of the subsidiaries of the Sellers, which includes Cloudmed, a leader in Revenue Intelligence™ solutions for healthcare providers (collectively, the “Cloudmed entities”), through (i) a merger of R1 Merger Sub with and into the Issuer with the Issuer as the surviving entity, which resulted in Old R1 becoming a wholly owned subsidiary of Issuer (the “Holding Company Reorganization”) and (ii) the Sellers’ contribution of 100% of the equity of a blocker parent corporation of the Cloudmed entities in exchange for shares of Common Stock equal to approximately 30% of the fully diluted shares after giving effect to the transaction (the “Acquisition”, and together with the Holding Company Reorganization, the “Transactions”).

The foregoing description of the Transaction Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Transaction Agreement. The Transaction Agreement is filed as Exhibit 7.1 hereto and the full text of the Transaction Agreement is incorporated herein by reference.

Amended and Restated Limited Liability Partnership Agreement

The Amended and Restated Limited Liability Limited Partnership Agreement of the Partnership (the “A&R Partnership Agreement”) was entered into by the Partnership GP, as general partner of the Partnership, and the limited partners named therein (the “Limited Partners”), on June 21, 2022. The Partnership Agreement provides that the purpose of the Partnership is, among other things, to purchase, own, convert, exercise any rights attached to, and dispose of, the Securities on behalf of the Limited Partners. Pursuant to the Partnership Agreement, the Partnership Board (comprised of designees of both Limited Partners, with a majority of the directors designated by the Aggregator) has the power and authority to manage and control the business and affairs of the Partnership and each separate series. The Partnership Agreement contains several restrictions on the transfer of the Securities held by the Partnership, as well as provisions relating to the voting of such Securities. Pursuant to the Partnership Agreement, the Partnership Board established a series of partnership interests in the Partnership to hold the Securities purchased using the initial capital contributions of the Aggregator (“Series TB”) and a series of partnership interests in the Partnership to hold the Securities purchased using the initial capital contributions of Ascension (“Series AS”).

The foregoing description of the A&R Partnership Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the A&R Partnership Agreement. The A&R Partnership Agreement is filed as Exhibit 7.3 hereto and the full text of the A&R Partnership Agreement is incorporated herein by reference.

Warrant and Warrant Assignment Agreement

Concurrently with the Closing, the Issuer, Old R1 and the Partnership executed the Warrant Assignment Agreement pursuant to which Old R1 assigned and the Issuer assumed the Warrant to acquire up to a total of 40,464,855 shares of Common Stock at an initial exercise price equal to $3.50 per share, at any time during the period commencing on the date of Closing and terminating at 5:00 p.m., New York time, on February 16, 2026.

The foregoing description of the Warrant and the Warrant Assignment Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Warrant and the Warrant Assignment Agreement. The Warrant is filed as Exhibit 7.4 hereto, the Warrant Assignment is filed as Exhibit 7.5 hereto and the full text of both the Warrant and the Warrant Assignment Agreement is incorporated herein by reference.

Second Amended & Restated Registration Rights Agreement

Simultaneously with the closing of the Transactions, Old R1, the Sellers, the Issuer, the Partnership, IHC Health Services, Inc., a Utah non-profit corporation (“IHC”), and Shared Business Services, LLC, a Delaware limited liability company and a subsidiary of LifePoint Health, Inc., a Delaware corporation (“LifePoint”, and together with TCP-ASC, IHC and the Sellers, the “Investors”) entered into the Second Amended and Restated Registration Rights Agreement (the “Second A&R Registration Rights Agreement”) pursuant to which the Investors receive certain registration rights covering the resale of shares of Common Stock owned by any of the Investors, as well as any shares of Common Stock issued upon the exercise of warrants held by certain of the Investors and any securities issued as (or issuable upon the conversion or exercise of any warrant, right or other security that is issued as) a dividend, stock split, recapitalization or other distribution with respect to, or in exchange for, or in replacement of, the shares of Common Stock referenced above (collectively, the “Registrable Securities”).

The Second A&R Registration Rights Agreement provides that the Partnership may only make five demands for registration (of which no more than three may be on a form other than Form S-3) and no more than three demands during any twelve-month period. The Second A&R Registration Rights Agreement also provides that whenever the Issuer registers shares of Common Stock under the Securities Act of 1933, as amended (the “Securities Act”) (other than on a Form S-4 or Form S-8, or in connection with any employee benefit or dividend reinvestment plan), then each Investor will have the right as specified therein to register its shares of Common Stock as part of that registration. The registration rights under the Second A&R Registration Rights Agreement are subject to certain rights of the managing underwriters, if any, to reduce or exclude certain shares owned by the Investors from an underwritten registration. Except as otherwise provided, the Second A&R Registration Rights Agreement requires the Issuer to pay for all costs and expenses, other than underwriting discounts, commissions and stock transfer taxes incurred in connection with the registration of the Common Stock, provided that the Issuer will only be required to pay the fees and disbursements of one legal counsel to the Investors per registration. The Issuer will also agree to indemnify the Investors against certain liabilities, including liabilities under the Securities Act.

The foregoing description of the Second A&R Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the form of the Second A&R Registration Rights Agreement. The form of the Second A&R Registration Rights Agreement is filed as Exhibit 7.6 hereto and the full text of the form of the Second A&R Registration Rights Agreement is incorporated herein by reference.

Amended & Restated Investor Rights Agreement

Simultaneously with the closing of the Transactions, Issuer and the Partnership entered into an amended and restated investor rights agreement (the “A&R Investor Rights Agreement”), which replaced and superseded the existing Investor Rights Agreement, dated as of February 16, 2016 (the “Original Investor Rights Agreement”), by and between R1 and the Partnership, as amended by the Amendment to Investor Rights Agreement, dated as of January 15, 2021 (the “Amendment”). Under the terms of the A&R Investor Rights Agreement, for so long as the Partnership’s “Ownership Threshold” (as that term is defined in the A&R Investor Rights Agreement) is met, the Partnership shall be entitled to nominate such number of individuals to the Issuer’s Board of Directors (the “Board”) constituting a majority of the Board (collectively, the “Partnership Designees”) and is entitled to designate the chairperson of the Board. For so long as the Ownership Threshold is not met but the Partnership’s “Ownership Percentage” (as that term is defined in the A&R Investor Rights Agreement) exceeds 10% of the Common Stock on an as-converted basis, then the partnership shall be entitled to nominate the greater of (x) such number of individuals to the Board in relative proportion to the Ownership Percentage (rounded down) and (y) two directors, and for so long as the Partnership’s Ownership Percentage is in the aggregate at least 5% but less than 10% of the Common Stock on an as-converted basis, then the Partnership shall be entitled to nominate the greater of (x) such number of individuals to the Board in relative proportion to the Ownership Percentage (rounded down) and (y) one director. Additionally, subject to applicable law and the listing standards on the Nasdaq Global Select Market (or other United States national securities exchange that the Common Stock is listed upon, if any), Issuer will offer the Partnership Designees an opportunity to, at the Partnership’s option, either sit on each regular committee of the Board in relative proportion to the number of Partnership Designees on the Board or attend (but not vote) at the meetings of such committee as an observer.

Under the terms of the A&R Investor Rights Agreement, the Partnership must cause all of its Common Stock entitled to vote at any meeting of Issuer’s shareholders to be present at such meeting and to vote all such shares in favor of any nominee or director nominated by Issuer’s Nominating and Corporate Governance Committee and against the removal of any director nominated by Issuer’s Nominating and Corporate Governance Committee.

For so long as the Partnership and its affiliates hold in aggregate at least 25% of the Diluted Common Shares, the A&R Investor Rights Agreement requires Issuer to obtain the approval of the Partnership before Issuer or any of its subsidiaries, as applicable, take certain actions, including (i) amending or modifying Issuer’s certificate of incorporation or bylaws in any manner that adversely impacts the rights of holders of Common Stock, (ii) creating, authorizing or issuing any equity securities of Issuer or any of its subsidiaries, that adversely impacts the rights of holders of Common Stock, (iii) amending the Master Professional Services Agreement between Ascension and R1 RCM, (iv) incurring certain indebtedness, (v) selling, transferring or otherwise disposing of certain assets or businesses of Issuer or any of its subsidiaries, (vi) acquiring certain assets or properties (in one or more related transactions) for cash or otherwise for an amount in excess of $100.0 million in the aggregate during any fiscal year (other than acquisitions for inventory and equipment in the ordinary course of business), (vii) making certain capital expenditures, (viii) approving the annual budget of Issuer and its subsidiaries, (ix) hiring or terminating Issuer’s chief executive officer, (x) appointing or removing the chairperson of the Board, and (xi) making any loans to, investments in, or purchasing any stock or other securities in another corporation, joint venture, partnership or other entity in excess of $25.0 million in the aggregate during any fiscal year.

The Partnership is subject to customary standstill provisions, which are applicable to purchases of debt as well as equity securities and include prohibitions on hedging activities, until such time as the Partnership’s Ownership Percentage is less than 25% of the Diluted Common Shares.

The A&R Investor Rights Agreement requires that if Issuer proposes to offer any equity or equity linked security to any person, then Issuer must first offer the Partnership the right to purchase a portion of such securities up to the Partnership’s Ownership Percentage. If the Partnership does not exercise this purchase right within 30 days of receiving notice of the proposed offering, then Issuer has 120 days to complete the offering on terms no more favorable than those offered to the Partnership.

Issuer will pay directly or reimburse the Partnership for certain reasonable, documented, out-of-pocket travel and other business expenses that arise in connection with or directly relate to the Partnership’s performance under the A&R Investor Rights Agreement or otherwise relating to the management and oversight of the Partnership’s investment in Issuer, subject to a certain cap per fiscal year. Issuer will separately pay directly or reimburse the Partnership for reasonable fees of the Partnership’s legal counsel and any filing fees, expenses, fines or penalties in connection with any filing or approval required by any governmental authority (or a failure to make such a filing), in each case relating to or in connection with the A&R Investor Rights Agreement and the Transactions.

The foregoing description of the A&R Investor Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the form of the A&R Investor Rights Agreement. The A&R Investor Rights Agreement is filed as Exhibit 7.7 hereto and the full text of the A&R Investor Rights Agreement is incorporated herein by reference.

Other than as described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The following document is filed or incorporated by reference as an exhibit to this Statement:

Exhibit Number	Description of Exhibit

Exhibit 7.1	Transaction Agreement and Plan of Merger, dated January 9, 2022, by and among Old R1, Issuer, R1 Merger Sub, Cloudmed, CoyCo 1, CoyCo 2 and, solely for purposes set forth therein, NMC Ranger Holdings, LLC (incorporated by reference to Annex A of the Registration Statement on Form S-4 filed by the Issuer on April 7, 2022).
Exhibit 7.2	Joint Filing Agreement, dated as of June 21, 2022, by and among the Partnership, the Partnership GP, the Aggregator GP, the Aggregator, TowerBrook, Neal Moszkowski, Ramez Sousou and Ascension.
Exhibit 7.3	Amended and Restated Limited Liability Limited Partnership Agreement, dated as of June 21, 2022, by and among the Partnership GP, TI IV ACHI Holdings, LP and Ascension.
Exhibit 7.4	Warrant, dated as of February 16, 2016, by and between Old R1 and the Partnership (incorporated by reference to Exhibit 10.3 of the Quarterly Report of Old R1 on Form 10-Q for the quarter ended March 31, 2016 (File No. 001-34746) filed on May 10, 2016).
Exhibit 7.5	Warrant Assignment and Assumption Agreement, dated as of June 21, 2022, by and among Old R1, the Issuer and the Partnership (incorporated by reference to Exhibit 4.6 of the Current Report on Form 8-K filed by the Issuer on June 21, 2022).
Exhibit 7.6	Second Amended and Restated Registration Rights Agreement, by and between Issuer and the Partnership (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Issuer on June 21, 2022).
Exhibit 7.7	Amended and Restated Investor Rights Agreement between the Issuer, Old R1 and the Partnership (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed by the Issuer on June 21, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2022

TCP-ASC ACHI SERIES LLLP

By: TCP-ASC GP, LLC, its General Partner

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

TCP-ASC GP, LLC

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title:Vice President

TI IV ACHI Holdings GP, LLC

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title:Vice President

[Signature Page to 13D]

TI IV ACHI HOLDINGS, LP

By: TI IV ACHI Holdings GP, LLC, its General Partner

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title:Vice President

TOWERBROOK INVESTORS LTD.

By:	/s/ Neal Moszkowski
Name: Neal Moszkowski
Title:Director

NEAL MOSZKOWSKI

/s/ Neal Moszkowsky
Neal Moszkowski

RAMEZ SOUSOU

/s/ Ramez Sousou
Ramez Sousou

[Signature Page to 13D]

ASCENSION HEALTH ALLIANCE

By:	/s/ Christine McCoy
Name: Christine McCoy
Title:Executive Vice President & General Counsel

[Signature Page to 13D]

SCHEDULE A

DIRECTORS AND OFFICERS OF TCP-ASC ACHI SERIES LLLP, TCP-ASC GP, LLC,

TI IV ACHI HOLDINGS GP, LLC, TI IV ACHI HOLDINGS, LP AND ASCENSION

HEALTH ALLIANCE

Set forth below is the name, primary business address, present occupation or employment and citizenship of each director and executive officer of the Partnership, the Partnership GP, the Aggregator, the Aggregator GP and Ascension.

The business address of each director and executive officer of the Partnership, the Partnership GP, the Aggregator, and TowerBrook is c/o TowerBrook Capital Partners L.P., Park Avenue Tower, 65 East 55th Street, 19th Floor, New York, New York 10022. The business address of each executive officer of Ascension Health Alliance is 101 S. Hanley Road, Suite 450, Saint Louis, Missouri 63105.

All executive officers and directors of the Reporting Persons are United States citizens except as otherwise noted below.

DIRECTORS OF THE PARTNERSHIP

Name	Principal Occupation or Employment
Evan Goldman	Managing Director, TowerBrook Capital Partners L.P.
Jennifer Glassman	CFO and Managing Director, TowerBrook Capital Partners L.P.
Glenn Miller	Managing Director and Co-Global General Counsel, TowerBrook Capital Partners L.P.
Joseph Impicciche	Chief Executive Officer, Ascension
Anthony Speranzo	President and Chief Executive Officer, Ascension Capital, LLC

EXECUTIVE OFFICERS OF THE PARTNERSHIP

Name	Principal Occupation or Employment
Evan Goldman	Managing Director, TowerBrook Capital Partners L.P.
Jennifer Glassman	CFO and Managing Director, TowerBrook Capital Partners L.P.
Glenn Miller	Managing Director and Co-Global General Counsel, TowerBrook Capital Partners L.P.
Joseph Impicciche	Chief Executive Officer, Ascension

EXECUTIVE OFFICERS OF PARTNERSHIP GP

Name	Principal Occupation or Employment
Evan Goldman	Managing Director, TowerBrook Capital Partners L.P.
Jennifer Glassman	CFO and Managing Director, TowerBrook Capital Partners L.P.
Glenn Miller	Managing Director and Co-Global General Counsel, TowerBrook Capital Partners L.P.
Joseph R. Impicciche	Chief Executive Officer, Ascension

EXECUTIVE OFFICERS OF THE AGGREGATOR GP

Name	Principal Occupation or Employment
Filippo Cardini	COO and Managing Director, TowerBrook Capital Partners L.P.
Matthew Gerber	Managing Director and Co-Global General Counsel, TowerBrook Capital Partners L.P.
Glenn Miller	Managing Director and Co-Global General Counsel, TowerBrook Capital Partners L.P.
Abrielle Rosenthal	Managing Director and Chief Compliance Officer, TowerBrook Capital Partners L.P.
Jennifer Glassman	CFO and Managing Director, TowerBrook Capital Partners L.P.

DIRECTORS OF TOWERBROOK

Name	Principal Occupation or Employment
Neal Moszkowski	Co-Founder, TowerBrook Capital Partners L.P.
Ramez Sousou (1)	Co-Founder, TowerBrook Capital Partners L.P.

DIRECTORS OF ASCENSION

Name	Principal Occupation or Employment
Anthony R. Tersigni	Chairman of the Board, Ascension
Rev. Dennis Holtschneider	President, DePaul University
Regina Benjamin	Physician
Sheila Burke	Senior Public Policy Advisor, Chair Federal Public Policy, Baker, Donelson, Bearman, Caldwell, & Berkowitz, PC and Faculty Research Fellow, John F. Kennedy School of Government at Harvard University
Eduardo Conrado	Executive Vice President and Chief Strategy and Innovation Officer, Motorola Solutions
Stephen Dufilho	Principal, Goldsmith, Fillis & Dufilho Capital Partners, LLC
Eve Higginbotham	Vice Dean, Inclusion & Diversity - Perelman School of Medicine Senior Fellow, Leonard Davis Institute of Health Economics Professor of Ophthalmology - Scheie Eye Institute
W. Stancil Starnes	Chairman & Chief Executive Officer, ProAssurance

EXECUTIVE OFFICERS OF ASCENSION

Name	Principal Occupation or Employment
Anthony J. Speranzo	President and Chief Executive Officer of Ascension Capital, LLC
Joseph R. Impicciche	Chief Executive Officer
Robert J. Henkel	Executive Vice President
David Pryor, MD	Executive Vice President and Chief Clinical Officer
Herbert Vallier	Executive Vice President and Chief Human Resources Officer
Nick Ragone	Senior Vice President and Chief Communications and Marketing Officer
Sr. Bernice Coreil	Senior Executive Advisor to the President
Sr. Maureen McGuire	Executive Vice President, Mission Integration
(1)	Citizen of United Kingdom